UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SAP AG
(f/k/a SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung)
(Name of Issuer)
ORDINARY SHARES, WITHOUT NOMINAL VALUE
(Title of Class of Securities)
803054204
(CUSIP Number)
DECEMBER 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	803054204

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dietmar Hopp Stiftung, GmbH

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Republic of Germany

	5.	SOLE VOTING POWER

NUMBER OF		109,869,200

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		109,869,200

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	109,869,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.17%

12.	TYPE OF REPORTING PERSON

	CO

CUSIP No.	803054204

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dietmar Hopp

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Republic of Germany

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		113,272,200*

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		113,272,200*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	113,272,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.45%

12.	TYPE OF REPORTING PERSON

	IN
* Includes 3,404,000 ordinary shares owned by DH Besitzgesellschaft mbh & Co. KG (formerly known as Golf Club St. Leon-Rot GmbH & Co. Betriebs-oHG) and 109,869,200 ordinary shares owned by Dietmar Hopp Stiftung, GmbH. Mr. Hopp exercises voting and dispositive powers of the ordinary shares held by such entities.

ITEM 1(A). Name of Issuer.
          SAP AG (f/k/a SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung) (the “Company”).
ITEM 1(B). Address of Issuer’s Principal Executive Offices.
     The Company’s principal executive offices are located at Dietmar Hopp Allee 16, 69190 Walldorf, Federal Republic of Germany.
ITEMS 2(A). Name of Person Filing.
     This Amendment No. 4 to Schedule 13G is filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 99 and incorporated herein by reference on behalf of the following persons with respect to an aggregate of 113,272,200 shares of the Company (collectively, the “Shares”) as described below:
     (i) Dietmar Hopp Stiftung, GmbH (“Stiftung”), with respect to the Shares beneficially owned by it.
     (ii) Mr. Dietmar Hopp, with respect to the Shares beneficially owned by Stiftung and by DH Besitzgesellschaft mbh & Co. KG.
     The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
ITEM 2(B). Address of Principal Business Office or, if None, Residence.
     The address of the principal business office of each of the Reporting Persons is c/o Wipfler & Partner, Steuerberater — Sozietat, Max-Planck-Strasse 8, D-69190 Walldorf, Federal Republic of Germany.
ITEM 2(C). Citizenship.
     (i) Dietmar Hopp Stiftung, GmbH is a corporation organized under the laws of the Federal Republic of Germany.
     (ii) Dietmar Hopp is a citizen of the Federal Republic of Germany.
ITEM 2(D). Title of Class of Securities.
     Ordinary Shares, without nominal value.
ITEM 2(E). CUSIP Number.
     803054204

ITEM 3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940, or

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
ITEM 4. Ownership.
     The percentages used herein and in the rest of Item 4 are calculated based upon 1,198,193,579 ordinary shares (excluding 48,064,829 treasury shares) of the Company issued and outstanding as of December 31, 2007, as reflected in the Company’s Form 20-F, filed with the Securities and Exchange Commission on April 2, 2008. As of the close of business on December 31, 2008:
A.	DIETMAR HOPP STIFTUNG, GMBH

(a)	Amount beneficially owned: 109,869,200

(b)	Percent of class: 9.17%

(c)	(i) Sole power to vote or direct the vote: 109,869,200
(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 109,869,200

(iv)	Shared power to dispose or direct the disposition: 0
B.	DIETMAR HOPP

(a)	Amount beneficially owned: 113,272,200

(b)	Percent of class: 9.45%

(c)	(i) Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 113,272,200

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 113,272,200
ITEM 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
     ☐
ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.
     To the knowledge of the Reporting Persons, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. However, no such persons have an interest in more than five percent of the ordinary shares.
ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not Applicable.
ITEM 8. Identification and Classification of Members of the Group.
     Not Applicable.
ITEM 9. Notice of Dissolution of Group.
     Not Applicable.
ITEM 10. Certification.
     Not Applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 17, 2009

DIETMAR HOPP STIFTUNG, GMBH
By:	/s/ Dietmar Hopp
	Name:	Dietmar Hopp
	Title:	Managing Director

/s/ Dietmar Hopp
DIETMAR HOPP

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION
99	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.